Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
PRESS RELEASE

DENISON REPORTS RESULTS FROM ENCOURAGING Q2 2016, INCLUDING
FURTHER EXPLORATION SUCCESS AND INITIATION OF PRE-FEASIBILITY
STUDY AT WHEELER RIVER

Toronto, ON – August 4, 2016. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the period ended June 30, 2016. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in U.S. dollars unless otherwise stated.
David Cates, President and CEO of Denison commented “Our team in Saskatchewan is busy in the field as part of our summer exploration and project evaluation programs.  Already, results from the summer exploration program have reinforced the potential for both resource expansion and development at the Wheeler River project.  We’ve extended the recently discovered D series lenses, discovered new basement-hosted mineralization 500 metres west of the Gryphon deposit, and confirmed high grade results previously reported for the Gryphon deposit with initial infill drilling.
The Company has also been very active outside of the exploration portfolio, launching an initial pre-feasibility study work program at Wheeler River, completing a flow-through equity financing, closing a transaction with GoviEx Uranium to combine uranium assets in Africa, and entering into an option agreement with Skyharbour Resources Ltd. to fund additional exploration on the Moore Lake property.  While the uranium market may appear muted today, we continue to believe in the strong long term fundamentals of the nuclear energy industry, and we’re focused on advancing our assets and positioning our brand to be ready to take advantage of a rising market in future years.”
2016 SECOND QUARTER PERFORMANCE HIGHLIGHTS
■
Continued exploration success at the Wheeler River property
Initial results from the ongoing summer 2016 drilling program have included multiple new mineralized intercepts of the recently discovered D-series lenses, located immediately north of the main Gryphon deposit, and have extended the collective length of the lenses to over 200 metres along plunge. These lenses remain open to the northeast and southwest along plunge. The D-series lenses were first discovered on Section 5200 during the winter 2016 drilling program, and are a top priority for the summer 2016 drill program. The program kicked off in May 2016, and is expected to include approximately 28,000 metres of drilling. In addition to the continued success on the D-series lenses, exploration drilling on the K-West conductor, approximately 500 metres west of the Gryphon deposit, has discovered new basement-hosted mineralization, intersecting weak fracture-hosted uranium associated with significant structure and alteration.  This intersection occurs on a different geological trend than the Gryphon deposit, but in a similar geological setting, and demonstrates the fertility of this relatively unexplored trend.
■
Initiation of Wheeler River pre-feasibility study
Denison initiated a work program to support the completion of a pre-feasibility study (“PFS”) for the Wheeler River project and to ultimately advance the project another step towards production. Activities to date have included the launch of an infill drilling program at the Gryphon deposit, initiation of extensive geotechnical and hydrogeological data collection programs, commencement of engineering evaluations, retention of an Environment Manager, the initiation of environmental baseline data collection programs, as well as stakeholder consultations with local communities.
■
Successfully completed combination of African-based uranium interests with GoviEx Uranium Inc.
On June 10, 2016, GoviEx Uranium Inc. (“GoviEx”) and Denison completed the combination of their respective African uranium mineral interests (the “Africa Transaction”). Concurrently, GoviEx completed a non-brokered equity financing on a private placement basis, in which Denison provided the lead order of approximately $500,000. Following the Africa Transaction and the concurrent financing, Denison held a total of 65,144,021 common shares of GoviEx or approximately 24.6% of GoviEx’s issued and outstanding common shares.

■
Closed CAD$12.4 million private placement of flow-through shares to fund 2017 Canadian exploration
In May 2016, the Company completed a private placement offering of 15,127,805 common shares issued on a flow-through basis, at a price of CAD$0.82 per share, for aggregate proceeds to Denison of CAD$12,404,800.

■
Earned $2.4 million in toll milling revenue during first half of 2016 from McClean Lake
The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 8.6 million pounds U3O8 during the first half of 2016, for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $2.4 million. The Cigar Lake mine’s expected annual production for 2016 is 16 million pounds.

■
Received approval for annual production of up to 24 million pounds U3O8 per year at the McClean Lake mill
The Canadian Nuclear Safety Commission (“CNSC”) has authorized an increase to the annual rate of production at the McClean Lake mill, from 13 million pounds U3O8 to up to 24 million pounds U3O8 per year. The regulatory approval supports a progressive ramp-up of the mill in line with the Cigar Lake mine’s expected annual production of up to 18 million pounds U3O8 per year starting 2017.

■
Entered into an agreement to option Moore Lake property to Skyharbour for cash and stock
In July 2016, Denison executed an agreement with Skyharbour Resources Ltd. (“Skyharbour”) that grants Skyharbour an option to acquire 100% interest in Denison’s 100% owned Moore Lake property, in exchange for 4,500,000 common shares of Skyharbour and cash payments totaling CAD$500,000 over the next five years. Skyharbour also agreed to spend CAD$3,500,000 on exploration at the Moore Lake property over the next five years and to grant Denison various back-in rights to re-acquire a 51% interest in the property.

ABOUT DENISON

Denison is a uranium development and exploration company focused in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. Highlighted by its 60% owned Wheeler River development project, which hosts the high grade Gryphon and Phoenix uranium deposits, Denison's project portfolio covers over 350,000 hectares and includes a 22.5% interest in the McClean Lake uranium mill, which is permitted for annual production of up to 24 million pounds U3O8 and is currently processing ore from the Cigar Lake mine under a toll milling agreement. Denison’s interests in the eastern Athabasca Basin also include a 61.55% interest in the J Zone deposit on the Waterbury Lake property, a 25.17% interest in the Midwest deposit, and a 22.5% interest in the McClean lake uranium deposits – all of which are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

EXPLORATION AND EVALUATION

The Company’s continued focus remains on the eastern portion of the Athabasca Basin region in Saskatchewan, Canada, with a significant portfolio of projects covering over 350,000 hectares in total. Denison’s share of exploration and evaluation expenditures were $2,126,000 during the three months ended June 30, 2016.

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014 respectively. The Phoenix deposit is estimated to include an indicated resource of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

Further details regarding the Wheeler River Project are provided in the current Technical Report, dated March 31, 2016, a copy of which is available on SEDAR and EDGAR.

Exploration Programs

Denison’s share of exploration costs at Wheeler River amounted to $897,000 during the three months ended June 30, 2016. The summer exploration program began on May 30, 2016, and is expected to continue into September 2016.

■
Gryphon Deposit Expansion Potential

During the winter 2016 drill program a new mineralized zone was discovered within 200 metres north and northwest of the Gryphon deposit. The new zone of mineralization is interpreted to occur as another set of stacked, parallel lenses which are broadly conformable with the Gryphon deposit A, B and C lenses. The lenses, designated the D series lenses, have not been included in the Mineral Resource Estimate Report dated November 25, 2015, or the PEA dated March 31, 2016, and form a compelling mineralized zone for resource expansion, with assay highlights announced on May 26, 2016 including 5.3% U3O8 over 11.0 metres, 11.9% U3O8 over 1.5 metres, 2.9% U3O8 over 6.0 metres, 2.3% U3O8 over 4.0 metres and 6.2% U3O8 over 2.5 metres.

To date, the D Series mineralization is interpreted to occur as 16 individual lenses which occur deeper into the stratigraphic sequence, or footwall, to the Gryphon deposit. The collective D series lenses currently measure (including initial summer 2016 results) approximately 215 metres long in the plunge direction, 130 metres wide across the plunge and range in thickness from 2 to 11 metres. By comparison the Gryphon deposit A, B and C lenses collectively measure 450 metres long in the plunge direction, 80 metres wide across the plunge and range in thickness from 2 to 9 metres.
Three priority ‘D Series’ target areas were identified for drill testing this summer as follows:
1)
Between the newly defined D series lenses (Section 5200GP and 5150GP) and the previously identified D series lenses (Section 5100GP and 5050GP), which occur approximately 100 metres up plunge to the southwest, and were intersected in 2014 but were not included in the Mineral Resource Estimate Report dated November 25, 2015 for the Gryphon deposit, due to insufficient drilling at the time;
2)
Up plunge and along strike to the southwest of the D series lenses identified in 2014 (Section 5100GP and 5050GP), roughly parallel to the Gryphon deposit – which extends approximately 250 metres in this direction.
3)
Down plunge and along strike to the northeast of the newly delineated D series lenses (Section 5200GP and 5150GP).

The highlights for the summer 2016 drill program, to the end of June 2016, are provided in the table below.

Highlights of mineralized intersections from summer 2016 on Section 5100 GP, 5250 GP and 5300 GP
Section	Drill Hole	From (m)	To (m)	Length (m)(3)	eU3O8 (%)(1)(2)
5100GP	WR-665	683.1	685.6	2.5	0.11
	and	692.3	693.7	1.4	0.15
	and	717.3	722.7	5.4	0.10
5250GP	WR-657	550.9	551.9	1.0	0.10
	and	629.3	630.3	1.0	0.18
	and	698.0	700.1	2.1	0.39
	and	711.7	712.9	1.2	0.68
	WR-661	554.0	555.0	1.0	0.27
	and	694.4	695.5	1.1	1.5
5300 GP	WR-667A	572.2	573.3	1.1	0.28
	and	688.8	689.8	1.0	0.42

(1)
eU3O8 is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections will be sampled for chemical U3O8 assay
(2)
Intersection interval is composited above a cut-off grade of 0.05% eU3O8. Composites compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste
(3)
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

■
New Intersection of Mineralization at K-West

Drill hole WR-663, which is located 500 metres to the west of the Gryphon deposit, was designed to test basement potential on the largely unexplored K-West conductive trend. The drill hole intersected basement-hosted mineralization including 0.039% eU3O8 over 1.1 metres, 0.04% eU3O8 over 2.0 metres and 0.021% eU3O8 over 5.2 metres (using a 0.01% eU3O8 cut-off and 0.5 metre minimum thickness). Although no high-grade mineralization was intersected, the intensity and extent of the alteration zone, with an estimated true thickness of approximately 50 metres, indicate significant fluid flow with potential for higher grades along strike, and up- and down-dip. The zone is mostly open within the basement and, given the close proximity to Gryphon and similar favorable geological setting, follow up is warranted.

As the drill hole was oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. The results are reported as radiometric equivalent U3O8 (“eU3O8”) derived from a calibrated total gamma down-hole probe using a cut-off of 0.1% eU3O8, a minimum mineralization thickness of 1.0 metre and maximum waste of 2.0 metres. All mineralized intersections will be sampled for chemical U3O8 assay.

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 Illustrative Figure

A plan map of the northeast plunging Gryphon deposit mineralized lenses is provided in Figure 1. The map indicates the location of the D series lenses interpreted from winter 2016 drilling results, the summer 2016 mineralized intercepts shown as red stars and the K-West mineralized intercepts shown as green stars. The simplified basement geology at the sub-Athabasca unconformity is provided as the backdrop.

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Gryphon Infill Drilling Program

An infill drilling program commenced on the Gryphon deposit in early July 2016. The objective of the infill drilling program is to increase the level of confidence of the previously released inferred resources estimated for the Gryphon deposit to an indicated level - an important step in completing the PFS. The resource estimate for the Gryphon deposit includes the A, B and C series lenses - a set of parallel, stacked, elongated mineralized lenses that are broadly conformable with the basement geology and dip moderately to the southeast and plunge moderately to the northeast.

Results from the first infill drill hole WR-668, as announced on July 19, 2016, intersected 0.93% eU3O8 over 14.1 metres (including 2.1% eU3O8 over 3.7 metres and 1.4% eU3O8 over 1.3 metres) from 754.7 to 768.8 metres, and 2.4% eU3O8 over 7.3 metres (including 3.7% eU3O8 over 4.5 metres) from 772.6 to 779.9 metres, which reinforces the high grade results previously reported for the Gryphon deposit. The results can be correlated with previous intersections of the A, B and C lenses in neighbouring holes and the high grades were consistent with previous results, demonstrating good lens and grade continuity. As the drill hole was oriented steeply toward the northwest, consistent with previous Gryphon drill holes, and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. The results are reported as radiometric equivalent U3O8 (“eU3O8”) derived from a calibrated total gamma down-hole probe using a cut-off of 0.1% eU3O8, a minimum mineralization thickness of 1.0 metre and maximum waste of 2.0 metres. All mineralized intersections will be sampled for chemical U3O8 assay.

Evaluation Program

During the three months ended June 30, 2016, Denison’s share of evaluation costs at Wheeler River amounted to $39,000, and were mainly related to the internal evaluation, field investigations and engineering studies completed for the Preliminary Economic Assessment (“PEA”) released early in the second quarter, and the initiation of PFS activities.

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PEA Results

The results of the PEA were announced by the Company on April 4, 2016 and included a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on a long term contract price for uranium of $44 per pound U3O8. The PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional definition drilling is required to improve the confidence in the existing mineral resources estimated for the Gryphon deposit, and is expected to be completed as the Company advances the project towards the completion of a PFS. The PEA is posted on the Company’s website and is available on SEDAR and EDGAR.

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PFS Activities

In the second quarter of 2016, Denison initiated a work program to support the completion of a PFS for the Wheeler River project and to ultimately advance the project a further step towards production. Initial PFS activities to date included:

■
Launch of an infill drilling program for the Gryphon deposit;
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Initiation of extensive geotechnical and hydrogeological data collection programs to support mine designs, water treatment designs and environmental assessments;
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Commencement of engineering evaluations for shaft sinking and mine designs;
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Retention of Pam Bennett as Environment Manager, responsible for the preparation of the Environmental Impact Assessment ("EIA") for the project. Pam comes to Denison with an M.Sc in Environmental Toxicology and is a registered Professional Biologist (P. Biol). Pam has over 15 years of international experience in the environmental sciences field, including experience with both Cameco Corp. (“Cameco”) and AREVA Resources Canada Inc. (“ARC”) on EIAs for uranium projects in Saskatchewan;
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Initiation of environmental baseline data collection programs (archeological, terrestrial, aquatic) required to support project designs and environmental assessments; and
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Initiation of stakeholder consultations with local communities.

Exploration Pipeline Properties

During the second quarter of 2016, the Company managed or participated in three other exploration drilling programs (two of which were operated by Denison). Highlights include the following:

At Waterbury Lake (Denison 61.55% interest and operator), six holes drilled in the second quarter successfully intersected graphitic pelites, faulting and associated alteration in the Oban target area. Potential exists along strike and follow-up drilling in this area is expected to be planned once the geochemical assay results have been received.

At Turkey Lake (Denison 100% interest), three holes were drilled to test a soil uranium anomaly and coincident electromagnetic conductors. As expected, no Athabasca sandstone was encountered and basement lithologies comprised predominantly granites or pelitic gneisses. The highly anomalous soil uranium results were attributed to pegmatites with highly elevated radioactivity. An additional hole intersected favourable graphitic faults in the basement, but lacked alteration and radioactivity. Follow-up along strike may be warranted.

At Mann Lake (Denison 30% interest), a three hole program was completed. One hole intersected weak uranium mineralization. The other two holes intersected significant structure and alteration in the lower sandstone associated with an unconformity offset related to the GC fault.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands)	As at June 30, 2016	As at December 31, 2015

Financial Position of Continuing Operations:
Cash and cash equivalents	$17,835	$5,367
Debt Instruments (GICs)	-	7,282
Cash, cash equivalents debt instruments	$17,835	$12,649

Working capital	$14,201	$12,772
Property, plant and equipment	$194,554	$188,250
Total assets	$229,044	$212,758
Total long-term liabilities	$39,581	$38,125

	Three Months Ended		Six Months Ended
(in thousands, except for per share amounts)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Results of Continuing Operations:
Total revenues	$3,663	$2,929	$6,993	$5,257
Net loss	$(3,832)	$(3,982)	$(8,277)	$(7,835)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

RESULTS OF CONTINUING OPERATIONS

Revenues

During the first half of 2016, the McClean Lake mill packaged approximately 8.6 million pounds U3O8 for the CLJV and the Company’s share of toll milling revenue during the three months ended June 30, 2016 totaled $1,147,000.

Revenue from Denison Environmental Services (“DES”) and the Company’s management services agreement with UPC during the three months ended June 30, 2016, were $2,144,000 and $372,000, respectively.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as standby costs. Operating expenses during the three months ended June 30, 2016 were $800,000 including $583,000 of depreciation from the McClean Lake mill, associated with the processing of U3O8 for the CLJV.

Operating expenses in DES during the three months ended June 30, 2016 totaled $1,830,000. The expenses relate primarily to care and maintenance and consulting services provided to clients and include labour costs.

General and administrative expenses

Total general and administrative expenses were $1,227,000 during the three months ended June 30, 2016. These costs are mainly comprised of head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses, project costs and other costs related to operating a public company with listings in Canada and the United States.

Impairment of mineral properties
During the second quarter of 2016, the Company recognized an impairment of $2,174,000 against the value of its Moore Lake property.

RESULTS OF DISCONTINUED OPERATIONS
Loss on sale of African-Based Uranium Interests
During the second quarter of 2016, the Company recognized a loss on disposal of the Africa mining division of $70,000, which includes $637,000 of cumulative foreign currency losses recognized as translational foreign exchange losses in the period of disposal. The total consideration received on the disposal amounted to $4,978,000 at fair value and includes the fair value of the GoviEx shares received of $3,954,000, the fair value of GoviEx warrants received of $1,162,000 and offset by transaction costs of $138,000.
Sale of Mongolian Mining division
On July 22, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) issued mining licenses to the Gurvan Saihan Joint Venture (“GSJV”) for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. The GSJV was acquired by Uranium Industry as part of the November 30, 2015 sale of the Mongolia Mining Division. Under the licensing process, the GSJV has ten working days from the license issuance date to remit the required first year mining license fees to the Mongolian Government in order to receive the mining certificates required as proof of holding mining licenses in Mongolia. In accordance with the sale agreement with Uranium Industry, certain contingent payments are due to Denison within 60 days of the issuance of a mining license.
No expenditures were incurred in the Mongolian Mining division in the quarter.

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $17,835,000 at June 30, 2016. The Company holds the large majority of its cash, cash equivalents and investments in Canadian Dollars. As at June 30, 2016, the Company's cash, cash equivalents and current investments amount to CAD$23.0 million. The Company’s CAD$24 million credit facility is fully utilized for non-financial letters of credit in relation to future decommissioning and reclamation plans. The facility contains a covenant that requires the Company to maintain a minimum cash balance of CAD$5 million on deposit with the Bank of Nova Scotia.

OUTLOOK FOR 2016

The Company’s Outlook for 2016 remains largely unchanged, except for the expected revenues from the sale of uranium inventory, exploration and evaluation expenditures planned in Canada, and the plans for Africa, each of which has been modified for the remainder of the year and incorporated into the Company’s current Outlook.

(in thousands)	2016 BUDGET	2016 OUTLOOK	Actual to June 30, 2016
Canada (1)
Toll Milling Revenue & Mineral Sales	$ 5,440	$ 4,540	$ 2,330
Development & Operations	(2,400)	(2,400)	(720)
Mineral Property Exploration & Evaluation	(13,000)	(12,000)	(7,150)
	(9,960)	(9,860)	(5,540)
Africa
Zambia, Mali and Namibia	(1,290)	(520)	(520)
	(1,290)	(520)	(520)
Other (1)
UPC Management Services	1,530	1,530	670
DES Environmental Services	920	920	570
Corporate Administration & Other	(4,250)	(4,250)	(2,340)
	(1,800)	(1,800)	(1,100)

Total	$ (13,050)	$ (12,180)	$ (7,160)

(1)
Budget figures have been converted using a US$ to CAD$ exchange rate of 1.30.
(2)
The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude non-cash depreciation and amortization amounts of $1,560,000.

The sale of approximately 25,000 pounds U3O8, currently held by Denison in inventory, has been deferred until market conditions improve.

The 2016 outlook for Canadian exploration program, inclusive of the evaluation work planned for Wheeler River, has been updated to reflect a reduction in winter exploration activities actually completed during the first half of the year.

In June 2016, Denison announced the completion of the Africa Transaction to sell its African assets to GoviEx. The current outlook reflects the activities completed during the first half of the year. No additional expense are expected in relation to the African assets during the remainder of the year.

Qualified Person

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in this press release and the MD&A was prepared by or reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.
For more information, please contact
David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the results of the PEA and expectations regarding further studies, including the PFS; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; supply and demand for uranium; and exploration, development and expansion plans and objectives and statements regarding anticipated budgets. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 24, 2016 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

FIGURE 1- Wheeler River Property Map and Basement Geology

Section 5300 GP
Section 5250 GP
Section 5150 GP
Section 5100 GP
OPEN
D Series Lenses (Winter 2016)
D Series Lenses (Previously Identified)
Gryphon Deposit: Stacked A, B & C Series Lenses
Stratigraphic Fence Holes
Basal Pegmatite Unit
K-West Fault
Basal Fault
G Fault
Offset Fault
WR-666
WR-663
WR-658
WR-659/660
WR-661
WR-657
WR-667A
WR-664
WR-662
WR-665
Target Areas
1 D Series - Gap
2 D Series - Up Plunge
3 D Series - Down Plunge
D Lens Mineralized Intersection
K-West Mineralized Intersection
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Mineralized Lenses
Drill Trace Summer 2016
Drill Trace 2014-Winter 2016
0 100m
N
474400.00 X
474500.00 X
474600.00 X
474700.00 X
474800.00 X
474900.00 X
475000.00 X
475100.00 X
475200.00 X
475300.00 X
475400.00 X
475500.00 X
475600.00 X
6377000.00 Y
6376900.00 Y
6376800.00 Y
6376700.00 Y
6376600.00 Y
6376500.00 Y
6376400.00 Y
6376300.00 Y
6376200.00 Y